UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
FS KKR Capital Corp.
(Name of Subject Company (Issuer))
KKR Alternative Assets L.P.
KKR Alternative Assets Limited
(Name of Filing Person (Offeror))
Common stock, par value $0.001 per share
(Title of Class of Securities)
302635206
(CUSIP Number of Class of Securities)
Noah Greenhill, Esq.
KKR Alternative Assets L.P.
30 Hudson Yards
New York, NY 10001
(212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:

Kenneth Wallach, Esq.
Lesley Peng, Esq.
Patrick Baron, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going private transaction subject to Rule 13e-3
	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer (the “Offer”) by KKR Alternative Assets L.P., a Delaware limited partnership (the “Purchaser”), to purchase up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001 per share (the “Shares”), of FS KKR Capital Corp., a Maryland corporation (the “Company”), at a price equal to $11.00 per share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (the “Offer to Purchase”), which is filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), which is filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”
KKR Alternative Assets Limited, the general partner of the Purchaser (the “General Partner”), is being named as a bidder in in this Schedule TO because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.
Item 1.	Summary Term Sheet.
Reference is made to the section entitled “Summary Term Sheet” of the Offer to Purchase that is attached hereto as Exhibit (a)(1)(A) and is hereby incorporated by reference.
Item 2.	Subject Company Information.
(a)
The name of the subject company and the issuer of the securities to which this Schedule TO relates is FS KKR Capital Corp., a Maryland corporation. The Company’s principal executive offices are located at 3025 JFK Boulevard, OFC 500, Philadelphia, PA 19104. The Company’s telephone number at such principal executive offices is (215) 495-1150.

(b)
This Schedule TO relates to the issued and outstanding Shares of the Company. According to the Company, as of May 6, 2026, there were an aggregate of 280,066,433 Shares issued and outstanding. Subject to the conditions set forth in the Offer to Purchase, the Purchaser will purchase up to $150,000,000 in aggregate amount of the Shares that are tendered by holders of the Shares and not withdrawn as described in the Offer to Purchase.

(c)	The information set forth in Section 6 — “Net Asset Value of Shares; Dividends” in the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
This Schedule TO is being filed by the Purchaser and the General Partner. The information set forth in Section 9 — “Certain Information Concerning the Purchaser” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
The information set forth in the section entitled “Summary Term Sheet,” Section 2 — “Acceptance for Payment and Payment of Shares,” Section 3 — “Procedures for Tendering Shares,” Section 4 — “Withdrawal Rights,” Section 5 — “Material United States Federal Income Tax Consequences of the Offer” and Section 13 — “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the section entitled “Summary Term Sheet,” Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” and Section 11 — “Purpose of the Offer and Plans for the Company” of the Offer to Purchase is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals.
The information set forth in the section entitled “Summary Term Sheet,” Section 7 — “Possible Effects of the Offer; Listing; Exchange Act Registration” and Section 11 — “Purpose of the Offer and Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
The information set forth in the section entitled “Summary Term Sheet” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company.
The information set forth in Section 8 — “Certain Information Concerning the Company” and Section 9 — “Certain Information Concerning the Purchaser” of the Offer to Purchase is incorporated herein by reference.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
The information set forth in Section 16 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.	Financial Statements.
The information set forth in Section 9 — “Certain Information Concerning the Purchaser” of the Offer to Purchase is incorporated herein by reference.
Item 11.	Additional Information.

(a)(1)	The information set forth in Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” of the Offer to Purchase is incorporated herein by reference.
(a)(2)	The information set forth in Section 14 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(a)(3)	The information set forth in Section 13 — “Conditions of the Offer” and Section 14 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(a)(4)	Not applicable.
(a)(5)	None.
(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated May 12, 2026.
(a)(1)(B)*	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	Press Release issued by the Purchaser on May 11, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Purchaser on May 11, 2026).
(a)(1)(D)*	Summary Advertisement as published in The Wall Street Journal on May 12, 2026.
(b)	None.
(d)(1)	Purchase Agreement, dated May 10, 2026, by and between the Purchaser and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 11, 2026).
(d)(2)	Form of Equity Distribution Agreement (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).
(d)(3)
Amended and Restated Investment Advisory Agreement, dated as of June 16, 2021, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(4)
Administration Agreement, dated as of April 9, 2018, by and between the Company and the Adviser (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed on February 25, 2026).

(d)(5)
Amendment No. 1 to Third Amended and Restated Senior Secured Revolving Credit Agreement, dated as of May 8, 2026, by and among the Company, JPMorgan Chase Bank, N.A. and each of the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 filed on May 11, 2026).

(g)	None.
(h)	None.
107*	Calculation of Filing Fee Table.

*	Filed herewith.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 12, 2026

KKR Alternative Assets L.P.
By: KKR Alternative Assets Limited, its general partner

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: Authorized Signatory

KKR Alternative Assets Limited

By:	/s/ Noah Greenhill
Name: Noah Greenhill
Title: Authorized Signatory

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